200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
CHELSEA M. CHILDS chelsea.childs@dechert.com +617 728 7128 Direct +617 275 8419 Fax

April 29, 2013

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) Contained in Post-Effective Amendment No. 189 to the Registration Statement of Russell Investment Company Filed on February 7, 2013

Dear Ms. Browning:

Pursuant to your request, this letter responds to certain comments you provided to Jill Damon in a telephonic discussion on March 25, 2013 regarding the Prospectus and SAI contained in Post-Effective Amendment No. 189 to the Registration Statement for Russell Investment Company (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2013. A letter responding to one of your comments was filed with the Commission on April 17, 2013. Summaries of the remaining comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectus and SAI unless otherwise indicated.

1.	Comment:	Please file the Tandy representations via EDGAR Correspondence in regard to this post-effective amendment.

	Response:	The requested representations will be made.

2.	Comment:	To extent that Registrant declined to make changes in response to Commission staff (“Staff”) comments regarding the investment strategies and risks included in the Underlying Funds’ 485(a) filing, the Staff reissues those comments with respect to this filing.

	Response:	Registrant notes that, to the extent that changes were made to the investment strategies and risks included in the Underlying Funds’ 485(b) filing on February 28, 2013, corresponding changes were made to the Funds’ Prospectus. With respect to those Underlying Fund comments that Registrant declined, Registrant refers to its responses in its letter to you dated February 28, 2013.

3.	Comment:	In the “Investment Objective” section, the Funds’ secondary investment objective is “preservation of a portion of the capital initially invested.” Please clarify in plain English what is meant by “a portion.”

	Response:	Registrant believes that its current disclosure is clear and sufficient for current and prospective investors. Accordingly, no changes have been made in response to this comment.

4.	Comment:	Please disclose any carve outs to the fee waivers and expense reimbursements in a footnote to the “Annual Fund Operating Expenses” table and disclose that annual fund operating expenses would be higher if such carve outs were included.

	Response:	Registrant has added the requested footnote, but respectfully declines to disclose that annual fund operating expenses would be higher if such carve outs were included. Instruction 3(e) to Item 3 of Form N-1A relates to fee waivers and expense reimbursements and does not require disclosure regarding higher annual fund operating expenses if carve outs were included.

5.	Comment:	Please move the additional discussion of “Distribution Overages” and the related examples to post-Item 8 disclosure rather than in an appendix.

	Response:	Registrant notes that while the additional discussion of “Distribution Overages” and the related examples appear in an appendix, a cross-reference to that appendix is included in the post-Item 8 disclosure. Registrant believes this presentation sufficiently informs existing and potential investors, and therefore respectfully declines to make the requested change.

6.	Comment:	The “Principal Investment Strategies of the Fund” section currently states that an investor must reinvest all Distribution Overages in order to receive the expected annual target distributions for the respective Fund. Please disclose that an investor could receive income by investing the Distribution Overages into any income-producing product.

	Response:	Registrant submits that these Funds are not “income producing products,” but are rather designed to pay an investor a predictable, stable cash flow each year. If the Distribution Overages are invested into another income-producing product, then future cash flows would be variable and inconsistent with the optimized asset allocation strategy of the Fund. Therefore, an investor may not receive predicable, stable cash flows by investing the Distribution Overages into any income-producing product. The dynamic asset allocation strategy accounts for all future distribution amounts and the fact that each of these future distributions will be the same amount per share. Accordingly, no changes have been made in response to this comment.

7.	Comment:	Please delete the second sentence (“The highest and lowest returns for a full quarter during the periods shown in the bar chart are set forth next to the bar chart.”) from the “Performance” section of the risk/return summary as it is not required or allowed by Item 4.

	Response:	Registrant respectfully declines to delete the second sentence (“The highest and lowest returns for a full quarter during the periods shown in the bar chart are set forth next to the bar chart.”). Although not explicitly required by Form N-1A, Registrant believes this sentence is helpful to shareholders as it provides an explanation for the inclusion of the highest and lowest returns.

8.	Comment:	In the “Principal Risks of Investing in the Fund” section of the risk/return summary, please add disclosure regarding the duplication of fees present for a fund of funds that invests in affiliated underlying funds.

	Response:	Registrant notes that each “Annual Fund Operating Expenses” table and the accompanying footnotes, particularly the “Acquired Fund Fees and Expenses” line item, clearly disclose each Fund’s fee structure. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

9.	Comment:	In the “Principal Risks of Investing in the Fund” section of the risk/return summary, please revise the “Fixed Income Securities” risk to disclose any credit quality limitations applicable to the Funds’ fixed income holdings (i.e., whether the Funds can invest in junk bonds). In addition, please also describe the specific fixed income securities in which the Funds invest.

	Response:	Registrant believes that the “Fixed Income Securities” risk provides sufficient information regarding the risks resulting from the Fund’s principal investment strategy to invest in Underlying Funds that invest in fixed income securities. However, Registrant notes that to the extent an Underlying Fund invests in fixed income instruments, such Underlying Fund’s principal investment strategy accurately and sufficiently captures the requested information regarding its fixed income investments. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

10.	Comment:	In the “Principal Investment Strategies of the Fund” section, please clarify that the Funds may make investments directly as well as through the Underlying Funds.

	Response:	Registrant respectfully declines to make the requested change. At this time, the Funds invest only through the Underlying Funds and do not currently intend to make any direct investments. Registrant notes, however, that the “Investments of the Funds” section discloses that the Funds may make direct investments, rather than investing in the Underlying Funds, as the Funds approach the time of their final distribution.

11.	Comment:	Please delete any cross-references that appear pre-Item 8 unless specifically permitted or required by Form N-1A.

	Response:	Registrant respectfully declines to delete cross-references to the more fulsome post-Item 8 disclosure. While Registrant recognizes that the Instructions to Form N-1A do not require such references, it believes that the additional disclosure provides shareholders with important information regarding the Fund, and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary section.

12.	Comment:	Please conform the Funds’ Item 6 disclosure to only include what is permitted or required by Form N-1A.

	Response:	Registrant believes that its presentation of the Item 6 disclosure does not include unnecessary information and is organized in a clear, easily understood format. Accordingly, no changes have been made in response to this comment.

13.	Comment:	In the “Investment Objectives and Investment Strategies of the Fund” section, please provide additional disclosure regarding the “reasonable notice” shareholders will receive when there is a material change in a Fund’s investment objective. Specifically, please disclose whether there is a specific time period (e.g., 60 days) that constitutes “reasonable notice.”

	Response:	Registrant will generally mail notice to shareholders of any material change in a Fund’s investment objective at least 30 days in advance of the change. However, the notice period depends on the facts and circumstances and will vary. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

14.	Comment:	The Staff notes that the Funds’ “Investment Objective and Principal Investment Strategies of the Fund” sections refer to the Funds providing a “stated annual target distribution.” Please confirm that the phrase “stated annual target distribution” is described in more detail in Item 9.

	Response:	Registrant confirms that the phrase “stated annual target distribution” is described in more detail in the “Investment Objective and Investment Strategies of the Funds” section.

16.	Comment:	Please confirm that the Funds’ position regarding investing in derivatives has not changed since last year. Additionally, please confirm that the Funds’ derivatives risk disclosure is appropriate.

	Response:	Registrant confirms that the Funds’ position regarding investing in derivatives has not changed since last year and that the current classification of derivatives risk as a principal risk of the Funds as a result of their investment in the Underlying Funds is appropriate.

17.	Comment:	Other than information that requires updating each year and changes made to the Underlying Funds’ disclosure, please clarify whether there were any material revisions made since the Funds’ last post-effective amendment.

	Response:	Registrant confirms that no material revisions have been made since the Funds’ last post-effective amendment other than revisions that correspond to changes in the Underlying Funds’ disclosure.

Please call me at (617) 728-7128 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Chelsea M. Childs

Chelsea M. Childs

cc:	John V. O’Hanlon
Mary Beth Rhoden